

October 26, 2012

<u>Via E-mail</u>
Michael Rickert
Vice President, Chief Financial Officer and Treasurer
Discover Bank
12 Read's Way
New Castle, Delaware 19720

  Re: Discover Card Master Trust I
     Form 10-K for Fiscal Year Ended November 30, 2011
     Filed February 21, 2012
     File No. 0-23108

Dear Mr. Rickert:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 33.3 Report on Assessment of Compliance with Servicing Criteria – DPI</u>

1. We note your response to comment 3 of our letter dated September 28, 2012. You indicate in that response that you have determined that DPI did not specifically engage vendors to perform collection or payment activities and that in future filings you will revise the reports for DPI to remove the disclosure and representations specified in Telephone Interpretation 17.06. Consequently, the standard of compliance in Telephone Interpretation 17.06 is not applicable and DPI may not achieve compliance with the applicable servicing criteria by relying on policies and procedures that are designed to provide reasonable assurance that such vendor's activities comply with such criteria and those policies and procedures are operating effectively. Please tell us whether DPI performed an assessment of its own compliance with respect to each of the criteria it had previously attributed to vendors.

Likewise, also tell us whether the related attestation covers an assessment performed by DPI with respect to the same criteria.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455 or me at (202) 551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Acting Office Chief